June 13, 2006

Linda Van Doorn
Rachel Zablow
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

VIA EDGAR AND BY HAND

Re:                             iStar Financial Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006,
File No. 1-15371

Dear Ms. Van Doorn and Ms. Zablow:

On behalf of our client, iStar Financial Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated May 30, 2006 (the “May 30 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the May 30 Letter and are numbered accordingly.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 3-Summary of Significant Accounting Policies

Identified intangible assets and goodwill, page 66

1.                                       The disclosure suggests that the company has both infinite and finite lived intangible assets. Please tell us the nature and amounts of your finite lived intangible assets that are not subject to amortization. Refer to SFAS 142. In addition, the company indicates that an impairment loss is recognized if the carrying amount of an intangible asset is not recoverable or its carrying amount exceeds its estimated fair value. Since the impairment tests for finite lived and infinite lived intangible assets differ, please tell us how the company assesses each for impairment and show us how you plan to change the disclosure in future filings to clarify how you assess each for impairment. Refer to paragraphs 15 and 17 of SFAS 142 and SFAS 144, as applicable.

The Company acknowledges that the disclosure in Note 3 may suggest that the Company has both indefinite and finite lived intangible assets; however, the Company confirms to the Staff that the Company has no indefinite lived intangible assets. All of the Company’s intangible assets are finite lived and subject to amortization. The impairment test that the Company uses for finite lived intangible assets is as follows:  The Company reviews finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company recognizes impairment loss on finite lived intangible assets if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

The Company will modify the disclosure in Note 3 regarding intangible assets (other than goodwill) in future filings to clarify the nature of the Company’s intangible assets. Proposed modifications are set forth below. In addition, if the Company acquires indefinite lived intangible assets in the future, it will revise its disclosure in Note 3 as necessary to refer to such assets and describe how the Company assesses such assets for impairment.

“Identified intangible assets and goodwill—Upon the acquisition of a business, the Company records intangible assets acquired at their estimated fair value separate and apart from goodwill. The Company determines whether such intangible assets have finite or indefinite lives. As of December 31, 2005, all such intangible assets acquired by the Company have finite lives. The Company amortizes finite lived intangible assets based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. The Company reviews finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company recognizes impairment loss on finite lived intangible assets if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

Fair values for goodwill and other finite lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

During the first quarter 2005, the Company acquired Falcon Financial Investment Trust (“Falcon Financial”) in a business combination and identified finite lived intangible assets of approximately $2.0 million and goodwill for $7.7 million (see Note 4 for further discussion). These identified intangible assets are included in “Deferred expenses and other assets” on the Company’s Consolidated Balance Sheets.”

Note 4-Loans and Other Lending Investments, page 72

2.                                       Please tell us how you considered the guidance in SAB Topic 11K in considering the inclusion of the information related to your lending activities as prescribed by Industry Guide 3.

SAB Topic 11K provides that, to the extent particular guidance in Industry Guide 3 is relevant and material to the operations of an entity, the specified information, or comparable data, should be provided. The Guide calls for the specified information to be provided in the business portion of the registrant’s Form 10-K (Item 1), although the Guide permits an alternative presentation in MD&A if management believes such presentation is more meaningful to investors.

The Company engages primarily in the single business of commercial real estate finance and its assets substantially consist of loans secured by real property or other property-owning interests and corporate tenant leases. The Company does not engage in consumer lending, the taking of deposits or broker-dealer activities. Since the Guide by its terms applies to bank holding companies, some of the information required by the Guide does not apply to the Company. For example, the information called for by Item II — Investment Portfolio, Item V — Deposits and Item VII — Short-Term Borrowings are not applicable to the Company’s business. In addition, the Company’s assets and liabilities are not subject to significant volatility such that average balance sheet disclosure of the type described in Item 1 — Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential of the Guide would provide significant additional information to investors than the Company’s period-end balance sheet. The Company provides period-end information regarding the weighted average pay rates on its loan assets on page 7 of the Form 10-K as well as actual yield information on page 72 of the Form 10-K. The Company also provides its net finance margin on page 33, and dollar changes in its interest income and interest expense on pages 36-40, of the Form 10-K.

The sections of the Guide that are relevant to the material aspects of the Company’s business are Item III — Loan Portfolio, Item IV — Summary of Loan Loss Experience and Item VI — Return on Equity and Assets. The Company provides significant information in its 10-K which corresponds to the information called for by Items III, IV and VI of the Guide, as noted below:

1.                                       Information Regarding the Company’s Loan Portfolio (corresponding to Item III of the Guide)

A.                                   Types of Loans

On pages 4 and 7 of the 10-K, the Company provides graphic and tabular disclosure regarding the breakdown of its overall portfolio and its loan portfolio by property type, geography and structure (e.g. first mortgage, junior first mortgage and corporate loans/other). The Company provides additional detail on the change in its loan portfolio in Note 4 in the table on page 72 of the Form 10-K.

As of December 31, 2005, the Company had no material investments outside the United States.

B.                                     Maturities and Sensitivities of Loans to Changes in Interest Rates

On page 8 of the 10-K, the Company provides information about the fixed and variable interest rate characteristics of its loans and the prepayment terms of its loans. Page 9 of the 10-K contains a tabular presentation of the maturities of its lending assets. The Company also discloses its interest rate sensitivity analysis on page 54 of the 10-K.

C.                                     Risk Elements

The Company provides a tabular presentation on page 42 of the Form 10-K of the carrying value of its assets that are more than 90-days past due in scheduled payments, its reserves for loan losses and its net charge-offs. Below the table is 1) a paragraph discussing the Company’s policy for placing loans on non-accrual status and 2) a paragraph discussing the assets that the Company has on its watch list for potential problems. Additional disclosure regarding the Company’s watch list assets can be found on page 35 of the Form 10-K. Changes in the Company’s reserves for loan losses for the period from 2002 through 2005 are provided on page 73 of the Form 10-K. As previously stated, the Company had no material loans relating to foreign assets outstanding as of December 31, 2005.

D.                                    Loan Concentrations

On pages 18 and 88 of the Form 10-K, the Company provides information regarding asset concentrations. Historically, no single loan or lease investment has represented more than 10.0% of the Company’s loan or lease portfolio.

2.                                       Summary of Loan Loss Experience (corresponding to Item IV of the Guide)

See “Risk Elements” discussed above. In addition, on page 68 of Form 10-K, the Company describes its policy for setting reserves.

3.                                       Return on Equity and Assets (corresponding to Item VI of the Guide)

In the Introduction to MD&A beginning on page 32 of the Form 10-K, the Company discusses the key profitability metrics that management uses to measure the Company’s performance. The Company believes that investors and analysts also use these metrics to monitor the Company’s performance. These metrics include adjusted diluted earnings per share, net finance margin and return on average common book equity. Throughout the introduction portion of MD&A, the Company discusses these metrics and how the Company performed during the 2005 fiscal year compared to prior periods.

In summary, the Company believes that its 10-K includes information comparable to that required by the Guide to be disclosed by bank holding companies in their annual reports, to the extent such information is relevant and material to the Company’s business. The Company notes that the Guide by its terms requires certain information to be provided for three and five year historical periods. However, the Company has followed the guidance in Item 1 of Form 10-K (which is the business portion of the Form 10-K referred to in the introductory language of the Guide) in providing information about the development of the Company’s business during the most recent fiscal year.

Note 12-Stock Compensation Plans and Employee Benefits

High Performance Unit Program, page 93

3.                                       Since the High Performance Common Stock, (HPU), provides the employee participants to receive cash distributions if the total rate of return of the company’s common stock exceeds certain performance levels over a specified valuation period, and the unit is of nominal value unless the rate of return on the company’s common stock exceeds specified thresholds, it appears that the arrangement is in substance a stock appreciation reward. Please explain to us how the company considered the substance of this arrangement in the determination that compensation expense would not be recognized related to this plan and specifically address how the company considered whether the cash distributions paid to the employees were in substance payments for stock appreciation rights or since the HPU is of nominal value without the total return feature, whether the distributions are an effective settlement of the award as discussed in paragraph 25 of SFAS 123.

The Company has determined that the shares of its High Performance Common Stock are equity-classified securities and that the High Performance Unit (HPU) Program is an equity-based compensation plan that should be accounted for under SFAS 123 with compensation cost measured based on the grant date fair value of the equity instrument issued, net of the amount that employees pay for the instrument when it is granted. The Company considers the total shareholder return metric to be a market condition and, accordingly, has contemplated that feature in determining the High Performance Common Stock’s grant date fair value. For all High Performance Common Stock awards, compensation cost has been measured as zero because the employee participants in the HPU Program paid the fair value for their shares of stock at the time of grant based on a valuation prepared by an independent third party.

The High Performance Common Stock has the following attributes, which the Company concluded are determinative of classification as equity securities, in both legal form and in accounting substance:

•                  The High Performance Common Stock is legal, authorized equity of the Company. The Company has filed Articles Supplementary with the Secretary of State of Maryland, authorizing the issuance of each series of High Performance Common Stock.

•                  The High Performance Common Stock ranks on parity with the Company’s regular common stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

•                  Shares of High Performance Common Stock are entitled to receive dividends only if and to the extent dividends are declared on the regular common stock. Dividends are paid on the High Performance Common Stock in the same amount and at the same times as regular quarterly cash dividends are paid on the Company’s regular Common Stock based on a notional amount of regular common shares determined by reference to the total shareholder return achieved by the Company during the applicable valuation period.

•                  Holders of the High Performance Common Stock have no right to compel the Company to pay dividends and have no remedies if the Company does not pay dividends. Holders of High Performance Common Stock are not creditors of the Company. They are subordinate to the Company’s creditors and are subject to the same risks of loss as the Company’s regular common stock. There is no collateral or other security interest securing payments on the High Performance Common Stock.

•                  In the event of a change in control of the company, each share of High Performance Common Stock is automatically converted into the same type and amount of consideration as a number of shares of regular common stock equal to the notional number of shares of regular common stock relating to the particular series.

•                  The High Performance Common Stock is perpetual capital and has no maturity date.

•                  The High Performance Common Stock is fully transferable subsequent to the valuation date for a particular series.

The Company does not believe that its High Performance Common Stock is in substance the same as a stock appreciation right (“SAR”) or that the cash distributions paid in respect of High Performance Common Stock represents payments for stock appreciation rights or an effective settlement of the High Performance Common Stock as discussed in paragraph 25 of SFAS 123.  In the case of both a SAR and a settlement contemplated by paragraph 25 of SFAS 123, the holder of the award can compel the issuer to transfer to the holder cash or other assets at a future point in time based upon an increase in the issuer’s stock price or other metric. In contrast, holders of High Performance Common Stock have no right to compel the Company to transfer anything at or after the valuation date of a series of High Performance Common Stock. The terms of the High Performance Common Stock provide that if the specified total shareholder return threshold is achieved, the High Performance Common Stock will begin paying dividends based on a notional amount of regular common stock if and when the Company pays dividends on its regular common stock. The holders of High Performance Common Stock have no right to compel the Company to pay dividends and have no recourse if the Company does not pay dividends. In addition, shares of High Performance Common Stock rank in parity with shares of regular common stock as to rights in liquidation, meaning the holders are entitled to a share of the net assets of the Company upon liquidation, regardless of when the net assets were generated. Under a SAR arrangement the holder is entitled to a share of value generated only during a specified time period. For these reasons and based upon the attributes of the High Performance Common Stock listed above, the Company has determined that the High Performance Common Stock is in form and substance an equity security from the time of its issuance and is not in substance a SAR or an instrument which the Company is compelled to settle by a transfer of assets  at a date certain.

As an equity-based compensation plan, the Company applies fair value grant date accounting to issuances of interests in the HPU Program in accordance with paragraph 16 of SFAS 123. As such, fair value of the HPU interests is determined by the compensation committee of the Company’s board of directors based upon a valuation performed by an independent investment banking firm. Such valuation is based on an option pricing model using Monte Carlo simulation developed by the independent investment banking firm, which considers, among many variables, the risk and probability that the total shareholder return threshold will not be met. This treatment is consistent with the Company’s view that total shareholder return is a market condition and is subject to the guidance in paragraph 26 and footnote 10 to SFAS 13. The Company issues interests in its HPU Program in private placement transactions conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, solely to members of management of the Company who are accredited investors within the meaning of Section 501 of that Act. Employee purchasers of the High Performance Common Stock pay fair value for their equity interests. Since the employees pay fair value for their equity interests, regardless of whether the specified total return threshold is met, the Company records no net compensation expense in accordance with paragraph 16 of SFAS 123.

Note 13-Earnings per Share, page 97

4.                                       Given the additional distributions paid to the High Performance Common Stock holders as described in Note 12, tell us what consideration you gave to presenting the company’s earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128.

The Company confirms to the Staff that the Company calculates its basic and diluted earnings per share information as set forth on the Company’s Statement of operations in accordance with the Two-Class Method prescribed under paragraphs 60 and 61 of SFAS 128. The basic and diluted earnings per common share information presented by the Company appropriately excludes income allocable to the High Performance Common Stock. At the time the Company first implemented its HPU Program, the Company considered whether it should separately present earnings per share information for its High Performance Common Stock, and after careful consideration, the Company concluded that separately presenting earnings per share for the High Performance Common Stock would be confusing and potentially misleading to investors, given the structure of the HPU Program.

Each series of High Performance Common Stock has 5,000 shares issued and outstanding. If a series of High Performance Common Stock achieves the total shareholder return specified for the series, each of the 5,000 shares of High Performance Common Stock will begin to pay dividends based on a notional amount of the Company’s regular common stock well in excess of 5,000 shares, but there will still only be 5,000 shares of High Performance Common Stock outstanding in the series. A separate presentation of earnings per share for the High Performance Common Stock would not be meaningful because the number of outstanding shares of High Performance Common Stock in each series does not bear any relationship to the notional number of shares of regular common stock used to determine the dividends payable to the holders of the High Performance Common Stock. For example, the Two-Class method produced basic and diluted earnings per share of High Performance Common Stock of $406 for the year ended December 31, 2005, based on a total of 14,888 shares of High Performance Common Stock outstanding.

The Company decided that a more meaningful approach, in lieu of separately presenting earnings per share of High performance Common Stock as determined under the Two Class method, would be to provide investors with the relevant, actual information about (i) the aggregate amount of net income allocable to the employee-holders of the High Performance Common Stock through footnote disclosure on the Company’s Statement of Operations, (ii) the amounts of dividends declared and paid to holders of High Performance Common Stock on the Company’s Statements of Changes in Shareholders’ Equity and Cash Flows, respectively and (iii) additional extensive disclosure in Note 13 of the Company’s financial statements  about the mechanics of the HPU Program and the number of notional shares of regular common stock used to calculate the dividends payable in respect of each series of High Performance Common Stock that has reached its valuation date and achieved the specified performance threshold.

Thus, the Company provides readers of its financial statements with all of the information necessary to calculate the earnings per share allocable to the High Performance Common Stock.

While the Company acknowledges that it has two classes of common stock outstanding, the Company determined after careful consideration that separately presenting earnings per share of High Performance Common Stock under the Two Class method produces a disclosure result that would be confusing to investors and would not relay the relevant information either to holders of the Company’s regular common stock or the holders of its High Performance Common Stock.

Note 14-Comprehensive Income, page 98

5.                                       Please tell us what consideration you gave to including the disclosures specified by paragraph 45(a) and 45(b)(1) and (4) of SFAS 133. In addition, please tell us and disclose in future filings the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

Our response below is organized in general by references to the paragraphs in the Staff's comment and the nature of our hedges.

Paragraph 45(a) and the Shortcut Method

The Company utilizes ordinary interest rate swaps to hedge the exposures to changes in the fair value attributable to changes in benchmark interest rates of the Company's Senior Notes.

The Company believes that its fair value hedges qualify for the use of the shortcut method because they meet the following criteria:

a.                  The notional amount of each swap matches the principal amount of the interest-bearing liability being hedged;

b.                 The hedging instruments are each solely an interest rate swap (not compound products) with a fair value of zero at inception.  The Company does not pay or receive any upfront premiums.  The counterparties to the swaps are different third parties than the holders of the Senior Notes;

c.                  The fixed rate is the same throughout the term of each swap and the variable rate for each swap equals the same index with no adjustment throughout the term.  At December 31, 2005, the Company had 12 fair value hedges, of which seven hedges have a floating leg equal to 6-month LIBOR with no spread and reprice every 6 months, three hedges have a floating leg equal to 3-month LIBOR with no spread and reprice quarterly, and two hedges have a floating leg equal to 1-month LIBOR with no spread and reprice monthly;

d.                 While the Senior Notes provide options that give the Company the right to pay off the debt before maturity, the terms and provisions of such options are   such that the Senior Notes are not considered to be prepayable under 68(d) based on the guidance in DIG Issue E6 (Instrument 4);

e.                  For each swap the index on which the variable leg is based matches the benchmark interest rate designated as the interest rate risk being hedged (LIBOR);

f.                    These are typical swaps and liabilities.  There are no terms in either the swaps or liabilities that would invalidate the assumption of no ineffectiveness;

g.                 The expiration date of the swap matches the maturity date of the hedged liability;

h.                 There is no floor or cap on the variable interest rate of the swap; and

i.                     The interval between repricing of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (every 6 months, quarterly, and monthly).

The Company reviews these criteria at inception and in each subsequent quarter to assess that each hedge continues to meet these criteria.  Historically, the Company's fair value hedges have initially and continually met the criteria above.  As a result, the Company has not disclosed any amounts under paragraph 45(a) of SFAS 133.    In future filings, the Company will disclose that it accounts for its fair value hedges using the shortcut method to clarify why no paragraph 45(a) disclosures are necessary.

Paragraph 45(b)(1)

The Company utilizes cash flow hedges to hedge the cash flows associated with existing variable rate debt as well as the forecasted issuances of fixed rate debt.

As of December 31, 2005, there were two outstanding cash flow hedges that the Company used to effectively lock in the interest rate on certain outstanding LIBOR-based debt obligations. Since the terms of the interest rate swaps do not exactly match the terms of the variable rate obligations, the Company employed the long-haul method for assessing and measuring effectiveness.  Specifically, the Company used the change in variable cash flows method (method 1 in DIG G7) to assess and measure effectiveness.  Since the terms of the interest rate swaps so closely  align with the associated debt (the swaps reset LIBOR 2 London banking days prior to the 28th of each month and the debt resets LIBOR 2 London banking days prior to the 1st of each month), the resulting measurement differences have been inconsequential.  Therefore, the Company has not made any disclosures under paragraph 45(b)(1)(a).  In addition, the Company does not exclude any component of the derivative's gain or loss in the assessment of effectiveness as described in paragraph 45(b)(1)(b).

Separately, the Company enters into forward-starting swaps to hedge the interest payments associated with anticipated issuances of fixed rate debt.  At inception, the critical terms of the forward starting swap are identical to those of the forecasted transaction and it is probable that the counterparty to the interest rate swap will not default on its obligations.  The Company has therefore concluded at inception that the hedging relationship will be highly effective at achieving offsetting changes in cash flows.  Both retrospective evaluations and prospective assessments of hedge effectiveness have been based on the hypothetical derivative method on a quarterly basis.  The forward starting swaps have continued to qualify as cash flow hedging instruments. Based on these quarterly measurements, the Company has historically had only inconsequential amounts of ineffectiveness that would not warrant disclosure under paragraph 45(b)(1)(a).

Paragraph 45(b)(4)

The Company had one interest rate cap outstanding at December 31, 2005 and one interest cap that was sold during 2005 that it used the same long-haul method to assess and measure effectiveness as it uses for the interest rate swaps as described above. In addition, at inception and on a quarterly basis, the Company assesses the likelihood of the forecasted transactions occurring on the specified dates and with the specified terms for these hedges. In 2005, the Company identified two hedges for which the forecasted transactions were not probable to occur. During the third quarter of 2005, the Company determined that it would prepay its STARs, Series 2002-1 debt. The Company had an interest rate cap that was designated for this debt and in connection with the prepayment in September 2005, the Company sold the cap. The amount of the loss reclassified into earnings as a result of this transaction was in Note 11 of the 10-Q for the quarterly period ending September 30, 2005. In addition, during the fourth quarter of 2005, the Company determined that it would prepay a secured term loan that had a designated interest rate cap. The debt was prepaid in October of 2005 and as a result, the Company reclassified approximately $400,000 of unrealized loss on the interest rate cap into earnings. The Company determined that these amounts were not large enough to merit separate disclosure in the 10-K.

Disclosure of Accounting Policy in Future Filings

In future filings, the Company will modify the disclosure in Note 3 regarding its policies for accounting for derivative instruments and hedging activity to elaborate on the methods it uses to assess and measure hedge effectiveness.  Proposed modifications are set forth below.

Derivative instruments and hedging activity—In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities” as amended the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or a hedge of the exposure to variable cash flows of a forecasted transaction.

The Company formally documents all hedging relationships at inception, including its risk management objective and strategy for undertaking the hedge transaction. The hedge instrument and the hedged item are designated at the execution of the hedge instrument or upon re-designation during the life of the hedge. At inception and at least quarterly, the Company also formally assesses whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the hedged items to which they are designated and whether those derivatives may be expected to remain highly effective in future periods through the use of regression testing or dollar offset tests. Hedge effectiveness is assessed and measured under identical time periods. To the extent that hedges qualify under paragraph 68 of SFAS 133, the Company uses the short-cut method to assess effectiveness. Otherwise, the Company utilizes the cumulative hypothetical derivative method to assess and measure effectiveness.  In addition, the Company does not exclude any component of the derivative's gain or loss in the assessment of effectiveness.”

*          *          *          *          *

In regards to the Form 10-K, we acknowledge the following on behalf of the Company as follows:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kathleen L. Werner
Kathleen L. Werner

Enclosures

cc:                                 Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, Pricewaterhouse Coopers, LLP